Exhibit 99.1

Tuya Reports Third Quarter 2023 Unaudited Financial Results

SANTA CLARA, Calif., November 28, 2023/PRNewswire/– Tuya Inc. (“Tuya” or the “Company”) (NYSE: TUYA; HKEX: 2391), a global leading IoT cloud development platform, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Financial Highlights

●	Total revenue was US$61.1 million, up approximately 35.7% year over year (3Q2022: US$45.0 million).

●	IoT platform-as-a-service (“PaaS”) revenue was US$45.8 million, up approximately 48.1% year over year (3Q2022: US$30.9 million).

●	Software-as-a-service (“SaaS”) and others revenue was US$8.5 million, down approximately 5.0% year over year (3Q2022: US$8.9 million).

●	Overall gross margin increased to 46.7%, up 3.1 percentage points year over year (3Q2022: 43.6%). Gross margin of IoT PaaS increased to 44.6%, up 7.4 percentage points year over year (3Q2022: 37.2%).

●	Operating margin was negative 30.3%, improving by 59.5 percentage points year over year (3Q2022: negative 89.8%). Non-GAAP operating margin was negative 5.7%, improving by 47.0 percentage points year over year (3Q2022: negative 52.7%).

●	Net margin was negative 8.0%, improving by 64.5 percentage points year over year (3Q2022: negative 72.5%). Non-GAAP net margin was 16.5%, improving by 51.9 percentage points year over year (3Q2022: negative 35.4%).

●	Net cash generated from operating activities was US$16.1 million (3Q2022: net cash used in operating activities of US$13.5 million).

●	Total cash and cash equivalents, and time deposits recorded as short-term and long-term investments were US$961.0 million as of September 30, 2023, compared to US$952.0 million as of December 31, 2022.

For further information on the non-GAAP financial measures presented above, see the section headed“Use of Non-GAAP Financial Measures.”

Third Quarter 2023 Operating Highlights

●	IoT PaaS customers[1] for the third quarter 2023 were approximately 2,100 (3Q2022: approximately 2,700). Total customers for the third quarter 2023 were approximately 3,000 (3Q2022: approximately 3,100). The Group’s implementation of key-account strategy has enabled it to be more focused on serving strategic customers.

●	Premium IoT PaaS customers[2] for the trailing 12 months ended September 30, 2023 were 263 (3Q2022: 265). In the third quarter 2023, the Group’s premium IoT PaaS customers contributed approximately 83.5% of its IoT PaaS revenue (3Q2022: approximately 79.8%).

●	Dollar-based net expansion rate (“DBNER”)[3] of IoT PaaS for the trailing 12 months ended September 30, 2023 was 78% (3Q2022: 63%).

●	Registered IoT device and software developers (“registered developers”) were over 909,000 as of September 30, 2023, up 28.5% from approximately 708,000 developers as of December 31, 2022.

1.	The Group defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Group during that period.

2.	The Group defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

3.	The Group calculates DBNER of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same group of customers in the prior 12-month period. The Group’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Group’s customer mix, among other things. DBNER indicates the Group’s ability to expand customer use of the Tuya platform over time and generate revenue growth from existing customers.

Mr. Xueji (Jerry) Wang, Founder and Chief Executive Officer of Tuya, commented, “In the third quarter of 2023, Tuya achieved a pivotal milestone, reporting $61.1 million in total revenue, a year-over-year growth of 35.7%, marking a significant rebound. Our comprehensive improvements across key performance metrics, including enhanced margin profiles, robust cash flow, and strong cash positions, reflect our dynamic response and strategic recalibration to recent challenges. Our advancements in IoT device technology underscore our unwavering commitment to innovation and meeting customer needs. As we emerge from the industry’s cyclical downturn, our focus remains on broadening our high-quality customer base, bolstering product strength, and exploring new markets beyond consumer electronics. Looking forward, we aim to balance growth with profitability, thereby creating sustained value for our customers, shareholders, and the wider industry.”

Ms. Yao (Jessie) Liu, Director and Chief Financial Officer of Tuya, added, “We achieved a return to year-over-year revenue growth in the third quarter, fueled by a 48.1% increase in IoT PaaS revenue and a 32.1% increase in IoT Smart device distribution revenue. We also sustained our gross margin at record levels, demonstrating resilience and strategic acumen amidst challenging times. These financial results are a testament to our focused efforts on our customers, products, and operational efficiency. In addition, our financial discipline is evident in our reduced non-GAAP operating expenses, down 26.2% year-over-year, and our improved profitability, with a significant increase in non-GAAP net profit to $10.1 million. While we remain cautious in the face of market uncertainties, we are confident in our ability to continue delivering strong results. As we progress through the final stages of inventory normalization and observe the stabilization of the IoT consumer electronics sector, our persistent efforts will support our growth in the quarters and years ahead.”

Third Quarter 2023 Unaudited Financial Results

REVENUE

Total revenue in the third quarter of 2023 increased by 35.7% to US$61.1 million from US$45.0 million in the same period of 2022, mainly due to the increase in IoT PaaS revenue and smart device distribution revenue, partially offset by the decrease in SaaS and others revenue. This growth was in part affected by an adverse impact of US$3.3 million, or 7.3 percentage points, caused by fluctuations in foreign exchange rate compared to the same period of 2022.

●	IoT PaaS revenue in the third quarter of 2023 increased by 48.1% to US$45.8 million from US$30.9 million in the same period of 2022. This recovered year-over-year growth was due to the relief of downstream inventory backlog and a global economic improvement compared with the same period of 2022, along with the effective strategies the Company adopted to navigate through the macroeconomic headwinds. Sequentially, the global economy is still undergoing a gradual recovery, thus enterprise customers’ purchases and discretionary electronic consumer spendings remained a cautious and deliberate approach. Correspondingly, the Group’s DBNER of IoT PaaS for the trailing 12 months ended September 30, 2023 was 78% compared to previous periods.

●	SaaS and others revenue in the third quarter of 2023 decreased by 5.0% to US$8.5 million from US$8.9 million in the same period of 2022, primarily due to the adverse foreign exchange translating pressures and the decrease in revenue from specific development services, such as “OEM APP”, which is aligned with the Company’s customer-focus strategy compared to the same period of 2022, partially offset by a notable increase in revenue from cloud value-added services and software products, including SaaS solutions and Cube solution. The Group remained committed to offering value-added services and a diverse range of software products with compelling value propositions to its customers.

●	Smart device distribution revenue in the third quarter of 2023 increased by 32.1% to US$6.8 million from US$5.2 million in the same period of 2022, primarily due to the increase in revenue from IoT device solutions and the variations in the timing and volume of customer demands and purchases.

COST OF REVENUE

Cost of revenue in the third quarter of 2023 increased by 28.4% to US$32.6 million from US$25.4 million in the same period of 2022, generally in line with the increase in the Group’s total revenue.

GROSS PROFIT AND GROSS MARGIN

Total gross profit in the third quarter of 2023 increased by 45.2% to US$28.5 million from US$19.6 million in the same period of 2022 and gross margin increased to 46.7% in the third quarter of 2023 from 43.6% in the same period of 2022.

●	IoT PaaS gross margin in the third quarter of 2023 was 44.6%, compared to 37.2% in the same period of 2022. The improved gross margin was primarily due to the changes in product mix and the significant decrease in provision recorded for certain slow-moving IoT chips and raw materials compared to the third quarter of last year.

●	SaaS and others gross margin in the third quarter of 2023 was 73.9%, remaining consistent sequentially across quarters, compared to 83.7% in the same period of 2022 which was higher primarily due to variations in service and product mix.

●	Smart device distribution gross margin in the third quarter of 2023 was 26.9%, compared to 12.9% in the same period of 2022, primarily due to higher-value product solutions we provided to our customers during the third quarter of 2023.

OPERATING EXPENSES

Operating expenses decreased by 21.7% to US$47.0 million in the third quarter of 2023 from US$60.1 million in the same period of 2022.

Non-GAAP operating expenses, defined as operating expenses excluding share-based compensation expenses and credit-related impairment of long-term investments, decreased by 26.2% to US$32.0 million in the third quarter of 2023 from US$43.4 million in the same period of 2022. Share-based compensation expenses in the third quarter of 2023 were US$14.9 million, compared to US$16.7 million in the same period of 2022. Credit-related impairment of long-term investments was US$0.1 million in the third quarter of 2023, compared to nil in the same period of 2022.

●	Research and development expenses in the third quarter of 2023 were US$24.9 million, down 22.9% from US$32.3 million in the same period of 2022, primarily because of the strategic streamlining of the Group’s research and development team and operations. During this quarter, average salaried employee headcount of the Group’s research and development team was down approximately 33.8% year over year, compared to the same quarter in last year. Non-GAAP adjusted research and development expenses in the third quarter of 2023 were US$21.8 million, compared to US$29.3 million in the same period of 2022.

●	Sales and marketing expenses in the third quarter of 2023 were US$9.4 million, down 33.3% from US$14.1 million in the same period of 2022, primarily due to (i) the strategic streamlining of the Group’s sales and marketing team, and (ii) the Group’s efforts to control expenditure and improve sales and marketing efficiency. Non-GAAP adjusted sales and marketing expenses in the third quarter of 2023 were US$8.7 million, compared to US$12.4 million in the same period of 2022.

●	General and administrative expenses in the third quarter of 2023 were US$15.8 million, down 2.0% compared to US$16.2 million in the same period of 2022, remained generally stable. Non-GAAP adjusted general and administrative expenses in the third quarter of 2023 were US$4.8 million, compared to US$4.3 million in the same period of 2022.

●	Other operating income, net in the third quarter of 2023 was US$3.2 million, primarily due to the receipt of software value-added tax refunds and various general subsidies for enterprises.

LOSS FROM OPERATIONS AND OPERATING MARGIN

Loss from operations in the third quarter of 2023 narrowed by 54.3% to US$18.5 million from US$40.4 million in the same period of 2022. Non-GAAP loss from operations in the third quarter of 2023 narrowed by 85.3% to US$3.5 million from US$23.7 million in the same period of 2022.

Operating margin in the third quarter of 2023 was negative 30.3%, improving by 59.5 percentage points from negative 89.8% in the same period of 2022. Non-GAAP operating margin in the third quarter of 2023 was negative 5.7%, improving by 47.0 percentage points from negative 52.7% in the same period of 2022.

NET LOSS/PROFIT AND NET MARGIN

Net loss in the third quarter of 2023 narrowed by 85.0% to US$4.9 million from US$32.6 million in the same period of 2022. The difference between loss from operations and net loss in the third quarter of 2023 was primarily because of a US$13.1 million interest income achieved mainly due to well implemented treasury strategies on the Group’s cash and bank deposits recorded as short-term and long-term investment.

The Group had a non-GAAP net profit of US$10.1 million in the third quarter of 2023, compared to a non-GAAP net loss of US$15.9 million in the same period of 2022, demonstrating the Group’s ability to sustain profitability on a non-GAAP basis.

Net margin in the third quarter of 2023 was negative 8.0%, improving 64.5 percentage points from negative 72.5% in the same period of 2022. Non-GAAP net margin in the third quarter of 2023 was 16.5%, improving 51.9 percentage points from negative 35.4% in the same period of 2022.

BASIC AND DILUTED NET LOSS/PROFIT PER ADS

Basic and diluted net loss per ADS was US$0.01 in the third quarter of 2023, compared to US$0.06 in the same period of 2022. Each ADS represents one Class A ordinary share.

Non-GAAP basic and diluted net profit per ADS was US$0.02 in the third quarter of 2023, compared to non-GAAP basic and diluted net loss of US$0.03 in the same period of 2022.

CASH AND CASH EQUIVALENTS, AND TIME DEPOSITS RECORDED AS SHORT-TERM AND LONG-TERM INVESTMENTS

Cash and cash equivalents, and time deposits recorded as short-term and long-term investments were US$961.0 million as of September 30, 2023, compared to US$952.0 million as of December 31, 2022, which the Group believes is sufficient to meet its current liquidity and working capital needs.

NET CASH GENERATED FROM OPERATING ACTIVITIES

Net cash generated from operating activities for the third quarter of 2023 was US$16.1 million, compared to net cash used in operating activities US$13.5 million in the same period of 2022. The net cash generated from operating activities for the third quarter of 2023 improved mainly due to the significant decrease in operating expenses, particularly employee-related costs, and working capital changes in the ordinary course of business.

For further information on non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

Business Outlook

In the third quarter of 2023, we observed a moderately declining yet persisting overall inflation. Going forward, in the fourth quarter, we anticipate a gradual recovery in discretionary consumer electronics demand, continually influenced by ongoing cautiousness in end-consumer spending amid the current economic situation. On the supply chain front, we expect downstream inventory levels to be normalizing, providing downstream smart device manufacturers, brands, and retail channels with greater flexibility and resilience to adapt their operational and procurement plans as necessary, revitalizing their investment in smart business. Overall, discretionary consumer electronic spending alongside enterprise procurement are expected to remain prudent, with a focus on cost-effectiveness, reflecting a balanced approach widely adopted in the current economic climate.

In response to this evolving market environment, the Group will remain committed to continuously iterating its products and services, further enhancing software and hardware capabilities, expanding key customer base, investing in innovations and new opportunities, diversifying revenue streams, and further optimizing operating efficiency. At the same time, the Group understands that future trajectories may encounter challenges, including shifting consumer spending patterns, regional economic disparities, inventory management, foreign exchange rate volatility, and broader geopolitical uncertainties.

Conference Call Information

The Company’s management will hold a conference call at 07:30 P.M. Eastern Time on Tuesday, November 28, 2023 (08:30 A.M. Beijing Time on Wednesday, November 29, 2023) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including a conference access code, a PIN number (personal access code), the dial-in number, and an e-mail with detailed instructions to join the conference call.

Online registration: https://www.netroadshow.com/events/login?show=9ce5867d&confId=57437

The replay will be accessible through December 5, 2023 by dialing the following numbers:

International:	+1-929-458-6194
United States:	+1-866-813-9403
Access Code:	601527

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.tuya.com.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, and Software-as-a-Service, or SaaS, to businesses and developers. Through its IoT cloud development platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating expenses, non-GAAP loss from operations (including non-GAAP operating margin), non-GAAP net (loss)/profit (including non-GAAP net margin), and non-GAAP basic and diluted net (loss)/profit per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The Company defines non-GAAP measures by excluding the impact of share-based compensation expenses and credit-related impairment of long-term investments from the respective GAAP measures. The Company presents the non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect the Company’s operations. Share-based compensation expenses and credit-related impairment of long-term investments have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Tuya’s non-GAAP financial measures to the most comparable U.S. GAAP measures are included at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Investor Relations Contact

Tuya Inc.

Investor Relations

Email: ir@tuya.com

The Blueshirt Group

Gary Dvorchak, CFA

Phone: +1 (323) 240-5796

Email: gary@blueshirtgroup.com

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND SEPTEMBER 30, 2023

(All amounts in US$ thousands (“US$”), except for share and per share data,

unless otherwise noted)

	As of December 31,	As of September 30,
	2022	2023
	US$	US$
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	133,161	166,274
Short-term investments	821,134	612,541
Accounts receivable, net	12,172	12,630
Notes receivable, net	2,767	4,055
Inventories, net	45,380	32,843
Prepayments and other current assets, net	8,752	10,914

Total current assets	1,023,366	839,257

Non-current assets:
Property, equipment and software, net	3,827	2,676
Operating lease right-of-use assets, net	9,736	6,480
Long-term investments	18,031	199,731
Other non-current assets, net	1,179	895

Total non-current assets	32,773	209,782

Total assets	1,056,139	1,049,039

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	9,595	10,494
Advance from customers	27,633	27,355
Deferred revenue, current	6,821	6,758
Accruals and other current liabilities	33,383	30,538
Income tax payables	–	726
Lease liabilities, current	3,850	3,062

Total current liabilities	81,282	78,933

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2022 AND SEPTEMBER 30, 2023

(All amounts in US$ thousands (“US$”), except for share and per share data,

unless otherwise noted)

	As of December 31,	As of September 30,
	2022	2023
	US$	US$
		(Unaudited)
Non-current liabilities:
Lease liabilities, non-current	5,292	3,504
Deferred revenue, non-current	394	470
Other non-current liabilities	7,004	4,669

Total non-current liabilities	12,690	8,643

Total liabilities	93,972	87,576

Shareholders’ equity:
Class A ordinary shares	25	25
Class B ordinary shares	4	4
Treasury stock	(86,438)	(62,490)
Additional paid-in capital	1,584,764	1,608,985
Accumulated other comprehensive loss	(22,115)	(21,029)
Accumulated deficit	(514,073)	(564,032)

Total shareholders’ equity	962,167	961,463

Total liabilities and shareholders’ equity	1,056,139	1,049,039

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS

(All amounts in US$ thousands (“US$”), except for share and per share data,

unless otherwise noted)

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023
Revenue	45,015	61,090	162,886	165,579
Cost of revenue	(25,368)	(32,567)	(93,649)	(89,387)

Gross profit	19,647	28,523	69,237	76,192

Operating expenses:
Research and development expenses	(32,341)	(24,946)	(117,150)	(79,471)
Sales and marketing expenses	(14,120)	(9,418)	(44,459)	(29,503)
General and administrative expenses	(16,172)	(15,843)	(51,332)	(56,909)
Other operating incomes, net	2,572	3,197	8,348	7,491

Total operating expenses	(60,061)	(47,010)	(204,593)	(158,392)

Loss from operations	(40,414)	(18,487)	(135,356)	(82,200)

Other income/(loss)
Other non-operating incomes, net	778	779	2,125	2,335
Financial income, net	6,763	13,066	8,312	31,841
Foreign exchange gain/(loss), net	1,017	(251)	2,543	652

Loss before income tax expense	(31,856)	(4,893)	(122,376)	(47,372)
Income tax expense	(767)	(12)	(1,069)	(2,127)

Net loss	(32,623)	(4,905)	(123,445)	(49,499)

Net loss attributable to Tuya Inc.	(32,623)	(4,905)	(123,445)	(49,499)

Net loss attribute to ordinary shareholders	(32,623)	(4,905)	(123,445)	(49,499)

Net loss	(32,623)	(4,905)	(123,445)	(49,499)
Other comprehensive (loss)/income
Changes in fair value of long-term investments	–	(1,417)	(1,146)	(2,470)
Transfer out of fair value changes of long-term investments	–	–	–	8,050
Foreign currency translation	(8,982)	760	(17,032)	(4,494)

Total comprehensive loss attributable to Tuya Inc.	(41,605)	(5,562)	(141,623)	(48,413)

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS (CONTINUED)

(All amounts in US$ thousands (“US$”), except for share and per share data,

unless otherwise noted)

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023
Net loss attributable to Tuya Inc.	(32,623)	(4,905)	(123,445)	(49,499)

Net loss attributable to ordinary shareholders	(32,623)	(4,905)	(123,445)	(49,499)

Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	553,043,213	555,782,518	553,327,332	554,914,108

Net loss per share attributable to ordinary shareholders, basic and diluted	(0.06)	(0.01)	(0.22)	(0.09)

Share-based compensation expenses were included in:
Research and development expenses	3,078	3,165	10,660	11,288
Sales and marketing expenses	1,714	758	5,214	3,984
General and administrative expenses	11,891	11,025	35,635	34,008

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$ thousands (“US$”), except for share and per share data,

unless otherwise noted)

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023
Net cash (used in)/generated from operating activities	(13,543)	16,070	(70,516)	4,683
Net cash (used in)/generated from investing activities	(294,131)	55,027	(548,920)	32,692
Net cash generated from/(used in) financing activities	13,495	(318)	(35,150)	(2,385)
Effect of exchange rate changes on cash and cash equivalents, restricted cash	(5,136)	953	(10,092)	(1,877)

Net (decrease)/increase in cash and cash equivalents, restricted cash	(299,315)	71,732	(664,678)	33,113

Cash and cash equivalents, restricted cash at the beginning of period	599,213	94,542	964,576	133,161

Cash and cash equivalents, restricted cash at the end of period	299,898	166,274	299,898	166,274

TUYA INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY

COMPARABLE FINANCIAL MEASURES

(All amounts in US$ thousands (“US$”), except for share and per share data,

unless otherwise noted)

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023
Reconciliation of operating expenses to non-GAAP operating expenses
Research and development expenses	(32,341)	(24,946)	(117,150)	(79,471)
Add: Share-based compensation expenses	3,078	3,165	10,660	11,288
Adjusted Research and development expenses	(29,263)	(21,781)	(106,490)	(68,183)

Sales and marketing expenses	(14,120)	(9,418)	(44,459)	(29,503)
Add: Share-based compensation expenses	1,714	758	5,214	3,984
Adjusted Sales and marketing expenses	(12,406)	(8,660)	(39,245)	(25,519)

General and administrative expenses	(16,172)	(15,843)	(51,332)	(56,909)
Add: Share-based compensation expenses	11,891	11,025	35,635	34,008
Add: Credit-related impairment of long-term investments	–	52	–	8,102
Adjusted General and administrative expenses	(4,281)	(4,766)	(15,697)	(14,799)

Reconciliation of loss from operations to non-GAAP loss from operations
Loss from operations	(40,414)	(18,487)	(135,356)	(82,200)
Operating margin	(89.8)%	(30.3)%	(83.1)%	(49.6)%
Add: Share-based compensation expenses	16,683	14,948	51,509	49,280
Add: Credit-related impairment of long-term investments	–	52	–	8,102
Non-GAAP Loss from operations	(23,731)	(3,487)	(83,847)	(24,818)

Non-GAAP Operating margin	(52.7)%	(5.7)%	(51.5)%	(15.0)%

Reconciliation of net loss to non-GAAP net (loss)/profit
Net loss	(32,623)	(4,905)	(123,445)	(49,499)
Net margin	(72.5)%	(8.0)%	(75.8)%	(29.9)%
Add: Share-based compensation expenses	16,683	14,948	51,509	49,280
Add: Credit-related impairment of long-term investments	–	52	–	8,102
Non-GAAP Net (loss)/profit	(15,940)	10,095	(71,936)	7,883

Non-GAAP Net margin	(35.4)%	16.5%	(44.2)%	4.8%

Weighted average number of ordinary shares used in computing non-GAAP net loss per share
– Basic	553,043,213	555,782,518	553,327,332	554,914,108
– Diluted	553,043,213	586,434,725	553,327,332	586,533,052

Non-GAAP net (loss)/profit per share attributable to ordinary shareholders
– Basic	(0.03)	0.02	(0.13)	0.01

– Diluted	(0.03)	0.02	(0.13)	0.01